Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
July 30, 2002 at 10.45 am

Amer Group: Exercise of 1998 warrants

A total of 4,250 Amer Group Plc shares have been subscribed for as a result of an exercise of its 1998 A/B warrants. The corresponding increase in the Company's share capital amounting to EUR 17,000 was registered on 30 July 2002. As a result of the increase, Amer Group Plc's share capital now totals EUR 96,784,080 and the total number of shares in issue is 24,196,020.

Shareholder rights commence from the registration date, July 30 2002. The new shares will be listed on the Helsinki Exchanges together with the old shares on 31 July 2002. These shares will also be listed on the London Stock Exchange.

02 AUG -6 AM 12:54

SUPPL

AMER GROUP PLC
Communications Department

Päivi Antola
Communications Manager

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, Tel. +358 9 7257 8233

DISTRIBUTION:

Hex Helsinki Exchanges
Major media

02049092

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12g3-2b
EXEMPTION
82-1544